UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
 Exhibit                    Description                            Page Number
 -------                    -----------                            -----------

    1.           Press release, dated August 13, 2003                   3
    2.           Press release, dated August 27, 2003                   7
    3.           Press release, dated September 9, 2003                10

                                                                       EXHIBIT 1

CONTACTS
--------
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------

                                                           FOR IMMEDIATE RELEASE


             GEAB SELECTS ALVARION'S BREEZEACCESS(TM) SOLUTIONS FOR
             ------------------------------------------------------
                        WIRELESS DSL DEPLOYMENT IN SWEDEN
                        ---------------------------------

                                       ---

TEL - AVIV ISRAEL, AUGUST 13, 2003 - ALVARION LTD. (NASDAQ: ALVR) today announced that GEAB (Gotlands Energi AB), a Swedish utility company, has chosen Alvarion's BreezeACCESS(TM) OFDM and BreezeACCESS(TM) XL solutions as the basis for an extensive 3.5 GHz Broadband Wireless Access (BWA) network to be deployed on Sweden's Gotland Island. Alvarion is the first Wireless DSL vendor chosen under the auspices of the Swedish Government's new National Broadband initiative, by which high-quality broadband Internet Access services will be extended to all of Sweden's regions, including unserved and rural areas. As an important part of the initiative, the authorities granted licenses to groups across Sweden in April, to operate BWA networks on the 3.5GHz bands, paving the way for cities and other entities to independently establish local Wireless DSL services. UpGrade Communication, one of Alvarion's largest distributors, was selected as the system integrator for this project.

"Although Gotland is sparsely populated, its inhabitants and visitors are sophisticated telecommunications consumers," said Lars Samuelsson, Managing Director of GEAB. "Two years ago, we recognized growing demand for broadband access on the Island, and addressed it cost-effectively by installing BreezeACCESS(TM) base stations using our electrical towers as backbone for the service. Now that the licensed 3.5GHz frequencies have become available, we are pleased to expand the network. After a thorough evaluation, we are confident that BreezeACCESS(TM) remains the most scalable and robust solution available. The system's unique NLOS (Non Line-of-Sight) capabilities are especially critical for helping us overcome the challenges of the Island's rugged terrain. We look forward to a smooth, rapid installation, and to ongoing cooperation with both UpGrade and Alvarion."



The Gotland Municipality is the first community in Sweden to initiate its Wireless DSL network that operates in the 3.5Ghz license band. As its operator, it chose GEAB, a local utility company (part of the Vattenfall Group), which for two years has been providing BreezeACCESS(TM)-based broadband services in Gotland on the unlicensed 2.4GHz frequency bands. GEAB conducted a competitive vendor selection process, and selected an extensive 3.5GHz network based on Alvarion's BreezeACCESS(TM) OFDM and BreezeACCESS(TM) XL components.



Zvi Slonimsky, CEO of Alvarion, added, "We are excited about the implications of this milestone project for Alvarion. Sweden's ambitious broadband initiative is important for the entire BWA industry. Sweden has always been a telecommunications trendsetter, and its embrace of Wireless DSL for rural regions is likely to encourage other countries to follow. We are committed to the success of the GEAB project, which can be an excellent model for other communities in Western Europe. This initial win confirms our positioning as a leading provider of BWA technologies, and well positions us to win additional tenders that will be mounted by many of its 289 communities in 21 regions.

We congratulate UpGrade, our long term and successful distributor in Sweden for its contribution to this win."

                                       ##

ABOUT GEAB
----------
GEAB (Gotlands Energi AB) is a joint venture of Vattenfall, Sweden's largest energy company, and the Municipality of Gotland. It supplies energy and broadband telephony services to the inhabitants of the Island of Gotland, Sweden.

Vattenfall is Sweden's largest energy company. Vattenfall generates power and supplies energy to several million customers in Scandinavia and northern Europe, including major industrial plants and energy companies. The Vattenfall Group's net sales in 2001, excluding operations in Germany, were more than EUR 4.2 billion.

For more information, see www.gotlandsenergi.se and  www.vattenfall.com
                          ---------------------


ABOUT UPGRADE
-------------
UpGrade is a leading distributor of wireless communication solutions in Scandinavia. A value-added distributor of broadband infrastructure products, UpGrade provides all services associated with wireless infrastructure deployments, including site surveys, project management, technical support, training and maintenance, for system integrators, operators and ISPs in the Nordic market. Founded in 1987, UpGrade's headquarters are located in Lund, Sweden, and regional offices are located in Sweden, Denmark and Norway. Since 1999 UpGrade has been a member of the Swedish DORO Group (www.doro.com), which is listed on the Swedish stock exchange.

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.

                                                                       EXHIBIT 2

CONTACTS
--------

Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------

                              FOR IMMEDIATE RELEASE


              SOVINTEL TO DEPLOY ALVARION CELLULAR FEEDING SYSTEM
              ---------------------------------------------------
          FOR "BEE-LINE" - ONE OF RUSSIA'S LARGEST GSM MOBILE OPERATOR
          ------------------------------------------------------------

                                     ------

          Sale Expands Alvarion's Already Strong Positioning In Russia

                                     ------

           TEL - AVIV, ISRAEL, AUGUST 27, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading provider of Broadband Wireless solutions, today announced that EDN Sovintel, Russia's leading alternative telecommunications service provider, has begun to deploy an Alvarion WALKair(TM) Broadband Wireless Point-to-Multipoint cellular feeding solution in St. Petersburg for Bee-Line (Vimpelcom), one of Russia's leading GSM mobile operator.

           EDN Sovintel is a wholly-owned subsidiary of Golden Telecom, Inc. (Nasdaq: GLDN) that provides advanced voice, fax, data, video and Internet access services under the Golden Telecom brand name to commercial and residential customers in Moscow and St. Petersburg. Founded in 1990, Sovintel launched operations over an independent fiber-optical digital backbone SDH network. In 2000, Sovintel was awarded a number of wireless frequency licenses, including a 10.5 GHz license in the St. Petersburg region and a 3.5 GHz license in Moscow. At that time, it deployed WALKair(TM) Broadband Wireless backbone networks on these frequency bands to bring a broad range of broadband access services to areas with inadequate wire line infrastructure.

           To further leverage its frequency investments, Sovintel is now installing a WALKair(TM) cellular feeding solution as the basis for the provision of exceptionally high-capacity backhaul services. Bee-Line will use these services as a cost-effective alternative to point-to-point and leased line solutions in the St. Petersburg region, where its subscriber base numbers approximately 2.2 million. Commenting on the news, A.Tseytlin, Technical Director of Sovintel, said, "Over the past two years, we have come to rely on WALKair(TM) as an effective way to quickly deliver capacity to our customers where fiber infrastructure is not readily available. It has proven a reliable and efficient way to do so and thereby compliments very well Sovintel's optical network".

           Tzvika Friedman, President and COO of Alvarion, said, "We are proud that our technology has played a part in Sovintel's impressive growth, and that it is helping them co-operate with this major cellular operator. Wireless communications are playing an important role in the rapid evolution of the Russian telecommunications market, making it a significant focus of business activity for Alvarion. We are dedicated to providing the full range of flexible wireless solutions that Russian operators need to provide profitable voice, data, access, and backbone services over all available wireless frequencies."

                                      # # #

ABOUT SOVINTEL
--------------
EDN Sovintel provides advanced voice, fax, data, video and Internet access services under the Golden Telecom brand name to commercial and residential customers in Moscow and St. Petersburg. Founded in 1990 as a Soviet-American joint venture, Sovintel operates an independent fiber-optical digital backbone SDH network, and is now a wholly-owned subsidiary of Golden Telecom, Inc. (Nasdaq: GLDN). Sovintel's dedication to the highest level of service quality and customer responsiveness has been proven through its continuous investment in state-of-the-art technological solutions.

For more information, visit Golden Telecom's World Wide Web site at http://www.goldentelecom.ru/

ABOUT BEE LINE (VIMPELCOM)
--------------------------
VimpelCom is one of Russia's leading providers of wireless telecommunications services. The company operates under the "Bee Line" family of brand names, which are among the most recognized in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people) and serves a total of approximately 6.2 million subscribers, with approximately 3.9 million subscribers in the Moscow license area and 2.2 million in St. Petersburg and regions outside Moscow. The first Russian company to list its securities on the New York Stock Exchange (NYSE), VimpelCom's ADSs are listed under the symbol "VIP".

ABOUT ALVARION
--------------
 Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.


YOU MAY REGISTER TO RECEIVE ALVARION'S FUTURE PRESS RELEASES OR TO DOWNLOAD A COMPLETE DIGITAL INVESTOR KIT(TM) INCLUDING PRESS RELEASES, REGULATORY FILINGS AND CORPORATE MATERIALS BY CONTACTING CARMEN DEVILLE, INVESTOR RELATIONS:
CARMEN.DEVILLE@ALVARION.COM OR 760-517-3188.

                                                                       EXHIBIT 3

CONTACTS
--------
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------

                              FOR IMMEDIATE RELEASE


             ALVARION TO SUPPLY LATIN AMERICAN TELECOM OPERATOR WITH
             -------------------------------------------------------
          ADDITIONAL WIRELESS VOICE AND DATA SOLUTIONS FOR $23 MILLION
          ------------------------------------------------------------
                               NETWORK EXPANSION
                               -----------------

Alvarion will deliver eMGW(TM) solution in the 3.5GHz band to be deployed in rural and suburban regions

TEL-AVIV, ISRAEL, SEPTEMBER 9, 2003 - Alvarion Ltd. (NASDAQ: ALVR), a leading provider of wireless broadband solutions, announced today that a Latin American telecom company has placed a $23 million order for Alvarion's wireless voice and DSL solution to expand its access network. Alvarion is supplying a highly cost-effective point to multipoint fixed wireless access system that provides carrier-class telephony, corporate access and fast Internet access in a single system. This project will enable the customer to expand its voice and high-speed Internet access service to additional rural and suburban areas throughout its market.

"We are proud to support the expansion of this valued customer's access network," said Zvi Slonimsky, CEO of Alvarion. "Our solution has proven to be reliable, flexible, scalable and well-suited to serve an immediate need for voice service as well as respond to the growing demand for always-on fast Internet access. We are gratified to see the order pattern from this customer confirming that once a telecom operator qualifies and adopts the solution, it will continue deploying it as part of its access infrastructure - as a cost-effective complement to its national wireline coverage."

Alvarion will begin shipping this order during the fourth quarter of 2003 and continue to do so during the first quarter of 2004. Due to its size and short delivery schedule, this deal may cause revenues for the next quarters to exceed those which might reasonably have been expected based on the trend of sequential growth the company has been experiencing.

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com
                                                              ----------------

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ALVARION LTD.

Date: September 16, 2003                     By: /s/ Dafna Gruber
                                                --------------------------------
                                                Name: Dafna Gruber
                                                Title: Chief Financial Officer